SHAREHOLDER UPDATE

Review of Second Quarter and Outlook for Third Quarter, 2011

Vancouver, Canada – July 12, 2011 – Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in the 2nd Quarter, and its plans for the 3rd Quarter, 2011.

Q2 Review

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An updated pre-tax, undiscounted NPV for the New Polaris gold mine project in northwestern British Columbia jumped to CA$281 million based on a US$1200 gold price

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Canarc signed option agreements to purchase 100% interests in two adjacent gold properties in the Windfall Hills area of central British Columbia

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The Company staked three additional gold properties totalling 17,175 hectares northeast of Canarc’s recently acquired Windfall Hills properties in central BC

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Canarc sold its interest in the Relief Canyon assay lab in Nevada for US$600,000 plus costs

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The Company held its Annual General meeting for Shareholders on June 7, 2011

During the 2nd Quarter, Canarc commissioned and received an updated NI 43-101 preliminary economic assessment report by Moose Mountain Technical Services for the New Polaris gold mine project in northwestern British Columbia.  The estimated project economics for Canarc to build and operate a 600 tonne per day gold mine, averaging 72,000 ozs gold per year, at New Polaris appear to be very robust thanks to a lower cut-off grade and a higher gold price.

Using updated parameters in the base case economic model for the gold price (US$1200 per oz), $CA/$US exchange rate (1.00), cash costs (US$481 per oz) and cut-off grade (7 grams per tonne), the updated Moose Mountain PEA generates a discounted (5%) after-tax Net Present Value (“NPV”) of CA$129.8 million with an after-tax Internal Rate of Return (“IRR”) of 31.4% and a 2.5 year pay-back period.   On a pre-tax basis, the undiscounted life-of-mine cash flow totals CA$280.8 million with a 38.1% IRR and a 2.4 year pay-back period.

Canarc’s recent acquisition of options to purchase two adjacent gold properties in the Windfall Hills area, located 65 kilometers (km) south of Burns Lake and 90 km northwest of Richfield Ventures’ recent gold discovery in central BC will be a new focus for the Company in 2011.  Canarc plans an initial exploration program followed by diamond drilling to test several high priority geochemical and geophysical targets.

The Windfall Hills properties are situated within the same geological belt of Tertiary volcanic rocks as Richfield’s Blackwater gold discovery.  Richfield Ventures delineated a 4 million oz gold resource earlier this year and subsequently received a friendly take-over bid by New Gold for CAD$10.38 per share, valuing the company at more than CAD$550 million.

In addition, Canarc staked three gold properties northeast of the Windfall Hills properties. All three properties targeted geochemical anomalies within the favorable Ootsa Lake Group rhyolitic volcanic rocks where they are cut by northeast and northwest-trending structures, similar to the Blackwater-Davidson gold discovery.  The projects are accessible via gravel logging roads so property exploration should be rapid and cost-effective.

In Q3, 2011, Canarc sold its interest in the Relief Canyon assay lab in Nevada for US$600,000 plus costs.  At the Company’s AGM held on June 7, 2011, Messrs. Bradford Cooke, Bruce Bried, Derek Bullock, Leonard Harris, and William Price were re-elected to the Board of Directors for the ensuing year. Canarc also appointed Mr. Gregg Wilson as Vice-President of Investor Relations. The Company has granted 2,220,000 million stock options with an exercise price of CAD$0.135 and which are exercisable for a period of five years and subject to vesting provisions.

Q3 Outlook

In the 3rd Quarter, Canarc hopes to conclude discussions with parties interested in acquiring an interest in the New Polaris gold property by financing the initial mine development and a feasibility study.  Work has commenced on the application for an underground development and exploration program at New Polaris to commence later this year subject to securing a partner for the project.

Canarc has initiated a Phase 1 exploration program on its Windfall Hills project to re-establish the geological and geochemical grid controls from previous work and conduct a focused geochemical sampling program over known target areas.  Results of this work along with preliminary exploration work over the remainder of the claims will help define targets for drilling in 2011.

James Moors, B.Sc., P.Geo, Vice President, Exploration for Canarc, is the Qualified Person who reviewed the technical information herein and approved this news release.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

For More Information - Please contact Gregg Wilson, Vice President, Investor Relations

Toll Free: 1-877-684-9700,

Tel: (604) 685-9700,

Fax: (604) 685-9744,

Email: info@canarc.net,

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated revenues, cash costs, capital costs, gold production, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.